Mail Stop 4561

July 19, 2007

Joseph E. Robert Jr.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

Re: JER Investors Trust Inc
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 001-32564

Dear Mr. Robert:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 55

1.   We note that management judgmentally estimates the interest payment shortfalls due to delinquencies on the underlying mortgage loans and the timing of and magnitude of credit losses on the mortgage loans underlying the securities. Please tell us and disclose your exposure to sub prime mortgages. Specifically address

whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Results of Operations

Comparison of the years ended December 31, 2006 and 2005 and for the period from inception (April 19, 2004) through December 31, 2004, page 59

2.   It appears that you have presented a net income (loss) and net income (loss) per diluted share on a non GAAP basis. Please tell us how you current disclosures comply with the requirements of Item 10(e) of Regulation S-K.

Consolidated Statements of Operations, page F-6

3.   We note that you include as a line item within your Consolidated Statements of Operations for stock compensation. Please tell us how you have complied with SAB Topic 14:F or revise.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Real Estate and Depreciation, page F-11

4.   We note that you use third party appraisal to assess fair value to allocate the purchase price of acquired assets. It would appear that the third party appraisers are considered experts. As such, please revise to name the appraiser and provide the appropriate consent.

6. Loans and Notes Payable

Repurchase Agreements, page F-22

5.   Please quantify the effects of the alternative interpretation (derivative treatment) on your Consolidated Financial Statements within your Notes or tell why such disclosure would not be beneficial to investors.

Exhibits 31.1 and 31.2

6.   Reference is also being made to the company's Form 10-Q for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification

of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief